

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2023

Jason Vieth
Chief Executive Officer
Laird Superfood, Inc.
5303 Spine Road, Suite 204
Boulder, Colorado 80301

> **Re: Laird Superfood, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 22, 2023**
> **File No. 333-276235**

Dear Jason Vieth:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Erin Donahue at 202-551-6063 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing